SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

As previously reported, on July 10, 2026, SP Strategic Holdings LLC, an affiliate of Steel Partners Holdings L.P., filed in the Haifa District Court in Israel (the “Court”) an urgent application for interim and temporary relief (the “Application”) against InMode Ltd. (the “Company”) and its directors (collectively, the “Respondents”).

On August 10, 2026, the Court denied the petitioners’ request for temporary injunctive relief in its entirety in favor of the Company and the Respondents and awarded the Respondents certain costs incurred in the preparation of their response.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshik Itzkovich
Moshik Itzkovich
August 11, 2026	Chief Financial Officer